Citigroup Global Markets Holdings Inc. Guaranteed by Citigroup Inc.

Buffer Securities Linked to the S&P 500® Index Due February 2, 2021

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc.
Guarantor:	Citigroup Inc.
Underlying:	The S&P 500® Index
Pricing date:	January 28, 2019
Valuation date:	January 28, 2021
Maturity date:	February 2, 2021
Return amount:	$1,000 × the underlying return × the upside participation rate
Upside participation rate:	150%
Maximum return at maturity:	The maximum return at maturity will be determined on the pricing date and will be at least $212.50 per security (21.25% of the stated principal amount). The payment at maturity per security will not exceed the stated principal amount plus the maximum return at maturity.
Buffer amount:	10%
Payment at Maturity:

You will receive at maturity for each security you then hold:

▪

If the final underlying value is greater than or equal to the initial underlying value:

$1,000 + the return amount, subject to the maximum return at maturity

▪

If the final underlying value is less than the initial underlying value by an amount less than or equal to the buffer amount:

$1,000

▪

If the final underlying value is less than the initial underlying value by an amount greater than the buffer amount:

$1,000 + [$1,000 × (the underlying return + the buffer amount)]

If the underlying depreciates from the initial underlying value to the final underlying value by more than the buffer amount, you will receive less, and possibly significantly less, than the stated principal amount of your securities at maturity. The securities are unsecured debt securities. All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc.

CUSIP / ISIN:	17326YDV5 / US17326YDV56
Key Definitions
Initial underlying value:	The closing value of the underlying on the pricing date
Final underlying value:	The closing value of the underlying on the valuation date
Underlying return:	(i) The final underlying value minus the initial underlying value, divided by (ii) the initial underlying value

This offering summary does not contain all of the material information an investor should consider before investing in the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink: Preliminary Pricing Supplement dated December 31, 2018

Citi Structured Investments

Hypothetical Payment at Maturity Diagram*

* Assumes that the maximum return at maturity is equal to the lowest value indicated under Preliminary Terms.

Hypothetical Total Return at Maturity*
Hypothetical Underlying Return	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity(1)
100.00%	$1,212.50	21.25%
75.00%	$1,212.50	21.25%
50.00%	$1,212.50	21.25%
25.00%	$1,212.50	21.25%
14.17%	$1,212.50	21.25%
14.16%	$1,212.40	21.24%
10.00%	$1,150.00	15.00%
5.00%	$1,075.00	7.50%
0.00%	$1,000.00	0.00%
-5.00%	$1,000.00	0.00%
-10.00%	$1,000.00	0.00%
-10.01%	$999.90	-0.01%
-25.00%	$850.00	-15.00%
-30.00%	$800.00	-20.00%
-40.00%	$700.00	-30.00%
-50.00%	$600.00	-40.00%
-75.00%	$350.00	-65.00%
-100.00%	$100.00	-90.00%

* The table assumes that the maximum return at maturity will be set at the lowest value indicated in this offering summary. The actual maximum return at maturity will be determined on the pricing date.

(1) Hypothetical total return on securities at maturity = (i) hypothetical payment at maturity per security minus $1,000 stated principal amount per security, divided by (ii) $1,000 stated principal amount per security

Selected Risk Considerations
•	You may lose a significant portion of your investment. If the underlying depreciates by more than the buffer amount from the initial underlying value to the final underlying value, you will lose 1% of the stated principal amount of your securities for every 1% by which that depreciation exceeds the buffer amount.

•	The securities do not pay interest.

•	Your potential return on the securities is limited. Your potential total return on the securities at maturity is limited to the maximum return at maturity.

•	You will not receive dividends or have any other rights with respect to the underlying.

•	Your payment at maturity depends on the closing value of the underlying on a single day.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•	The value of the securities prior to maturity will fluctuate based on many unpredictable factors.

•	The issuer and its affiliates may have conflicts of interest with you.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Additional Information

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed registration statements (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in those registration statements (File Nos. 333-216372 and 333-216372-01) and the other documents Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Global Markets Holdings Inc., Citigroup Inc. and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.

Filed pursuant to Rule 433

Citi Structured Investments